August 14, 2019

Jonas Grossman
Chief Executive Officer
Chardan Healthcare Acquisition Corp.
17 State Street, 21st Floor
New York, NY 10004

       Re: Chardan Healthcare Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 17, 2019
           File No. 001-38762

Dear Mr. Grossman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary proxy filed July 17, 2019

Questions and Answers about the Proposals for CHAC Stockholders, page 1

1. Please revise pages 1-2 to add a question and answer that highlights the relative equity ownership percentage split. Also include the pro-forma valuation of the combined company and the value of the equity to be issued to the BiomX shareholders. In regards to the pro-forma valuation,we refer to the "Transaction Overview" section contained in your July 2019 investor presentation.
Q. Who may vote at the special meeting of stockholders?, page 2

2. With reference to the multiple voting agreements discussed on pages 3 and 8, please revise to indicate: (i) the total number of shares that are subject to voting agreements and
      (ii) the number of shares that are not subject to voting agreements, including the number of these shares that must be voted in favor of each proposal in order to earn approval.
 Jonas Grossman
Chardan Healthcare Acquisition Corp.
August 14, 2019
Page 2
Do I have redemption rights?, page 3

3. With reference to the disclosure in the penultimate paragraph on page 77, please revise the disclosure on page 3 to clarify, it true, that redemption payments will only be made in the event that the proposed Business Combination is consummated. Shareholder Agreements, page 8

4. Please revise to highlight the earn-out provisions in your question and answer section.
         With reference to page 6 of your July 2019 investor presentation, also explain that you potentially could issue 2.1 million additional shares to CHAC public shareholders in the event that you issue earn-out shares to certain BiomX holders. In your disclosure, explain why you have undertaken the obligation to potentially issue additional shares to CHAC shareholders and explain how you will determine which CHAC shareholders would be entitled to receive the additional shares.
CHAC will be required to meet the initial listing standards..., page 61

5. According to your disclosure on page 98, the closing of the merger is conditioned upon
         NYSE American Stock Exchange's approval of the initial listing application.
         Accordingly, please tell us why the risks listed in the bullet points are applicable.
Special Meeting of CHAC Stockholders, page 73

6. Please revise to include a brief discussion of the material tax consequences to current
         CHAC holders or advise.
Voting Your Shares, page 74

7. Your disclosure on page 4 indicates that your proxy card will also be used for purposes of exercising share redemption rights. With reference to your disclosures on pages 74 and 75 concerning the treatment of signed cards that lack voting indications, please tell us whether the proxy card must be signed in order for shareholders to redeem their shares.
         Also, tell us whether the board's treatment of signed cards that lack voting indications is consistent with the disclosure on page 34 of the IPO prospectus which states that a public stockholder who fails to vote either in favor of or against a proposed business combination will not be able to have his shares redeemed for cash. To help us assess your response, please also provide us with a form of the proxy card.
Redemption Rights, page 75
FirstName LastNameJonas Grossman heading here and on page 3, as applicable, to clarify
8.     Please revise the disclosure and
Comapany NameChardan Healthcare Acquisition Corp. any time or whether this right is only in whether shareholders may demand redemption at Augustconnection with2a proposed business combination.
        14, 2019 Page
FirstName LastName
 Jonas Grossman
FirstName LastNameJonas Grossman
Chardan Healthcare Acquisition Corp.
Comapany NameChardan Healthcare Acquisition Corp.
August 14, 2019
August 14, 2019 Page 3
Page 3
FirstName LastName
Background of the Business Combination, page 79

9. With reference to your disclosure on page 80, please revise to explain the transaction criteria used in your search for target companies.
10. Please revise pages 81-82 concerning the preliminary proposals that you submitted to the eight target candidates by disclosing all material proposal terms, including transaction structure, valuation and equity split distribution. Also revise to indicate whether each candidate was commercial, clinical, pre-clinical or discovery stage.
11. Please revise to provide greater detail concerning the material issues discussed and key terms negotiated with BiomX. In this regard, please disclose the terms of your March 6 letter of intent and disclose how, when, and why the material terms proposed by the parties evolved over the next four months.
12. With reference to your disclosure on page 11 and elsewhere, please revise to explain in greater detail the various industry and financial data and the due diligence and evaluation materials that BiomX provided to your management.
CHAC's Board of Directors' Reasons for the Approval of the Business Combination, page 85

13. Your disclosures on pages 85 and 86 state and/or suggest that the target company's proposed drug product candidates will be safe. Please note that determinations as to safety are within the sole authority of the FDA or comparable foreign regulatory authorities. With respect to your disclosure on page 85, we further note that it is not clear to us that the use of unspecified phage cocktails in food additives indicates that any future phage drugs developed by the target company will be safe, particularly if high dosages will be required to have therapeutic impact such that FDA will deem them effective to treat a specific medical indication. Please revise or advise, as appropriate.
Summary of CHAC Financial Analysis, page 88

14. Please revise to explain how the Board derived the $10.00 per share valuation for the post-
         merger CHAC shares, including all material assumptions necessary to this calculation.
15. Your disclosures on pages 89-91 indicate that you reviewed certain financial information of BiomX for purposes of preparing the analyses. Please revise your filing to disclose this financial information, including the 2019 to 2022 expense projections provide by BiomX.
16. Given the pre-clinical nature of the target's operations, please revise to disclose why you selected three clinical stage companies for purposes of your financial analyses, and did not select any pre-clinical ones. Also explain the statement on page 89 that the related companies had "comparable clinical stage assets."
 Jonas Grossman
FirstName LastNameJonas Grossman
Chardan Healthcare Acquisition Corp.
Comapany NameChardan Healthcare Acquisition Corp.
August 14, 2019
August 14, 2019 Page 4
Page 4
FirstName LastName
17. Please revise your disclosure concerning each of the three analyses to illustrate how you determined the implied per share equity figures. For example, and without limitation, we note that you do not provide the revenue multiples used in the selected companies analysis or the BiomX enterprise value used in your discounted cash flow model. Please also add
         BiomX's information to the IPO Market Analysis table on page 90 or provide an additional table that provides comparable information.
Certain CHAC Forecasts, page 92

18. Please revise your disclosure in this section to identify the commercial outcomes represented by Forecasts A, B, and C and identify all significant factors and assumptions.
         From your disclosure it should be clear whether each forecast assumes commercialization of pharmaceutical and/or cosmetic products. To the extent that a given forecast assumes both types of revenues, revise to indicate the revenues attributable to each of these two business segments.
BiomX Ltd.'s Business
BiomX's Strategy, page 127

19. Please revise to identify the leading global cosmetics company or clarify that you will need to find such a collaboration partner.
BiomX Ltd Financial Statements for the Fiscal Years Ended December 31, 2018, page F-3

20. Please revise the filing to include interim financial statements pursuant to Schedule 14A of the proxy rules and Article 3 of Regulation S-X or tell us why the interim financial statements are not required. Also, please update for the interim financial information throughout the filing, including Management's Discussion and Analysis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mary Mast at (202) 551-3613 or Angela Connell, Accounting Branch
Chief, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202)
551-6262 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Healthcare & Insurance
cc:      Giovanni Caruso